Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Analytica LA-SER International, Inc.	Delaware
Certara Germany GmbH	Germany
Certara Holdco, Inc.	Delaware
Certara Netherlands B.V.	Netherlands
Certara S.à r.l.	Luxembourg
Certara UK Limited	United Kingdom
Certara USA, Inc.	Delaware
Certara, LP - Sucursal em Portugal	Portugal
Synchrogenix Information Strategies, LLC	Delaware